UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALIMERA SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

016259202

(CUSIP Number)

Elias N. Matsakis

Holland & Knight LLP

150 N. Riverside Plaza, Suite 2700

Chicago, IL 60606

(312) 263-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1 (f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 348,576
	8	Shared voting power 0
	9	Sole dispositive power 348,576
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 348,576
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.0%(1)
14	Type of reporting person (see instructions) IN

(1) See Item 5.

The undersigned Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of December 11, 2019 (the “Schedule 13D”). This statement constitutes Amendment No. 1 to the Schedule 13D. The purpose of this Amendment No. 1 is to report a greater than 1% change in ownership of the Common Stock, $0.01 par value per share (the “Common Stock”), of Alimera Sciences, Inc., a Delaware corporation (the “Company”) by the Reporting Person. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 348,576 shares of Common Stock. This aggregate amount represents approximately 7.0% of the Company’s issued and outstanding shares of Common Stock, based upon 74,454,419 shares of Common Stock outstanding as of November 4, 2019, as reported on the Company’s Quarterly Report on Form 10-Q filed on November 5, 2019, and giving effect to the Company’s one-for-fifteen reverse stock split effected November 14, 2019 as described in Current Report on Form 8-K filed November 14, 2019.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock and any Common Stock resulting from the exercise or conversion thereof.

(c) During the last 60 days, the Reporting Person effected the following purchases of the Company’s Common Stock, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below.

Transactions by Reporting Person’s individual retirement accounts:

Date	Transaction	Shares	Unit Cost
12/11/2019	Purchase	24,200	$9.74
12/12/2019	Purchase	2,100	$8.46
12/23/2019	Purchase	1,400	$7.1185
12/26/2019	Purchase	2,500	$6.9955
1/2/2020	Purchase	4,300	$7.921
1/6/2020	Purchase	1,357	$7.792
1/7/2020	Purchase	8,291	$7.2516
1/7/2020	Purchase	1,302	$7.7363
1/8/2020	Purchase	4,000	$6.821
1/21/2020	Purchase	20,000	$6.9325

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

By:	/s/ Ronald L. Chez
Ronald L. Chez